VF 3-25-05



SEC ... MISSION

05040314

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53623

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IRR Capital Markets Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 W. 47th Place, Ste. 300
(No. and Street)

Westwood	KS	66205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Halter 913-236-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Haviland Ketter, PC, PA
(Name – *if individual, state last, first, middle name*)

1901 W. 47th Place, Ste, 204	Westwood	KS	66205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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NOTE C - INCOME TAXES

Following is a summary of the income tax provision as of December 31, 2004 and 2003:

	2004	2003
Current tax expense	$ 14,764	$ 3,095
Deferred tax expense (benefit) from net operating loss carryforwards	-	3,850
PROVISION FOR INCOME TAX EXPENSE	$ 14,764	$ 6,945
Income taxes paid during the year	$ 2,695	$ 215

NOTE D - RELATED PARTIES

The Company reimburses salaries, office rent, and other operating expenses to an entity owned by the Company's sole stockholder. Total amounts reimbursed for the years ended December 31, 2004 and 2003 amounted to $154,392 and $68,793, respectively. Included in accounts payable is $1,050 due to this related entity.

OATH OR AFFIRMATION

I, Mark Halter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IRR Capital Markets, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Shanna L. Vance
Notary Public - Notary Seal
STATE OF KANSAS
My Commission Expires: 5/24/06

Shanna L. Vance
Notary Public

Mark W. Halter
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MHK MILLER HAVILAND KETTER PC, PA
CERTIFIED PUBLIC ACCOUNTANTS

Member, American Institute CPA's ◦ Member, Kansas Society CPA's ◦ Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT

Board of Directors
IRR Capital Markets, Inc.

We have audited the accompanying statements of financial condition of

IRR CAPITAL MARKETS, INC
(FORMERLY FIRST REALTY CAPITAL MARKETS, INC.)

as of December 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IRR Capital Markets, Inc. as of December 31, 2004 and 2003, and the results of its operations, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Haviland Ketter PC, PA

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 16, 2005

1901 West 47th Place ◦ Suite 204 ◦ Westwood, KS • 66205 ◦ (913) 432-2727 ◦ Fax (913) 432-2967 • E-Mail (name) @mhkcpas.com

IRR CAPITAL MARKETS, INC.
(FORMERLY FIRST REALTY CAPITAL MARKETS, INC.)
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Cash	$ 49,047	$ 27,884
TOTAL ASSETS	$ 49,047	$ 27,884

LIABILITIES

	2004	2003
Accounts payable	$ 4,050	$ 2,500
Income taxes payable	11,000	2,880
TOTAL LIABILITIES	15,050	5,380

STOCKHOLDER'S EQUITY

	2004	2003
Paid In Capital		
Common stock, no par, authorized 10,000 shares, 2,100 shares issued and outstanding	23,000	23,000
Retained earnings	10,997	(496)
TOTAL STOCKHOLDER'S EQUITY	33,997	22,504
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 49,047	$ 27,884

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business.

IRR Capital Markets, Inc. ("the Company") is a limited services securities broker engaged in the sale of tax shelters or limited partnerships in primary distributions, private placements, real estate syndications and municipal financial advisory services. The Company is a member in good standing of the National Association of Securities Dealers (NASD). The Company is registered with the Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board (MSRB). It is subject to the net capital requirements of SEC Rule 15c3-3, and it is exempt from the reserve requirements and possession or control requirements of SEC Rule 15c3-3. All general securites accounts are insured by the Securites Investor Protection Corporation (SIPC). During 2004, the Company changed its name to IRR Capital Markets, Inc. from First Realty Capital Markets, Inc. During 2004 the Company derived all its revenues from two clients.

Use of Estimates.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition.

Revenues are recognized as earned on the accrual basis.

Cash.

Cash consists of demand deposit checking accounts with financial institutions.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires (1) maintenance of minimum net capital, and (2) that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Net Capital	$ 33,997	$ 22,504
Aggregate Indebtedness	15,050	5,380
Minimum Net Capital Required	5,000	5,000
Excess Net Capital at 1500%	28,997	17,504
Net Capital Ratio	0.44 to 1	0.24 to 1